Exhibit 21

Subsidiaries of Unizan Financial Corp.

Registrant	Percent of Ownership
I. Unizan Financial Corp.
A. Unizan Bank, National Association	100%
B. Unizan Financial Services Group, National Association	100%
C. Unizan Banc Financial Services, Inc.	100%
D. Unizan Financial Advisors, Inc.	100%
E. Unizan Title Services, Inc.	100%
F. BFOH Capital Trust II	100%
G. Unizan, Inc.	100%
H. Unizan Mortgage Corp. (inactive)	100%
I. Unizan Financial Management Group, Inc. (inactive)	100%